Exhibit 12.1

Alphabet Holding Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1) (2)

	Fiscal year ended September 30,					Six months ended March 31,
(Dollars in thousands)	2012	2011	2010	2009	2008	2013
	Sucessor		Predecessor			Sucessor
EARNINGS AVAILABLE TO COVER FIXED CHARGES:

Income before provision for income taxes	$234,783	$43,688	$329,292	$227,712	$233,920	$29,175
Less:
Interest capitalized	(1,349)	—	—	—	(1,404)	(1,908)

Add:
Fixed charges deducted from earnings (see below)	204,125	238,596	68,233	70,555	55,335	108,685
Earnings available to cover fixed charges	$437,559	$282,284	$397,525	$298,267	$287,851	$135,952

FIXED CHARGES:

Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$159,933	$195,566	$30,108	$34,754	$18,622	$101,662

Appropriate portion (1/3) of rentals representing interest	44,192	43,030	38,125	35,801	36,713	22,619
Fixed charges	$204,125	$238,596	$68,233	$70,555	$55,335	$108,685

Ratio of Earnings to Fixed Charges	2.14x	1.18x	5.83x	4.23x	5.20x	1.25x

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, plus fixed charges. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs and an estimate of the interest cost in rental expense. The computation of ratio of earnings to fixed charges does not include the interest component of our income tax liabilities related to uncertain tax positions connected with ongoing tax audits in various jurisdictions.

(2) The computation of ratio of earnings to fixed charges for the period from May 11, 2010 (date of inception) to September 30, 2010 for the Successor was excluded as there were no earnings available to cover fixed charges or relevant fixed charges.